Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of ERock, Inc., a Delaware corporation, and further agrees to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "***Agreement***") as an exhibit thereto. The undersigned acknowledge and agree that each party to this Agreement is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 14, 2026.

/s/ Walter Thomas McAndrew, Jr.
Walter Thomas McAndrew, Jr., *individually*

/s/ Jay Willis McAndrew
Jay Willis McAndrew, *individually*

MCANDREW HOLDINGS, LTD.

By: **MCANDREW HOLDINGS, LLC**,
its General Partner

By: */s/ Walter Thomas McAndrew, Jr.*
Walter Thomas McAndrew, Jr.
Manager

By: */s/ Jay Willis McAndrew*
Jay Willis McAndrew
Manager

MCANDREW HOLDINGS, LLC

By: */s/ Walter Thomas McAndrew, Jr.*
Walter Thomas McAndrew, Jr.
Manager

By: */s/ Jay Willis McAndrew*
Jay Willis McAndrew
Manager